Exhibit 11.1


               CORT BUSINESS SERVICES CORPORATION AND SUBSIDIARIES

                       COMPUTATIONS OF EARNINGS PER SHARE


                                                            Three Months Ended            Nine Months Ended
                                                              September 30,                 September 30,
                                                           -------------------           -------------------
                                                           1995           1996           1995           1996
                                                           ----           ----           ----           ----
Weighted average shares outstanding:

Average shares outstanding during the period              4,170,181     12,038,038      4,168,986      11,001,928

Unexercised stock options and warrants using
    the treasury stock method, other than Cheap Stock       763,241        938,444        763,241       1,072,805

Cheap stock options and issuances (1)                       218,434             --        218,434              --

Shares issued in the Exchange for Common Stock (2)        2,090,591             --      2,090,591              --
                                                         ----------     ----------     ----------     -----------
    Total weighted average shares                         7,242,447     12,976,482      7,241,252      12,074,733
                                                         ==========     ==========     ==========     ===========

Net income applicable to shares:

Net income                                               $1,539,000     $4,591,000     $4,007,000     $11,234,000

Increase in earnings, net of taxes, resulting from the
    Exchange for Common Stock (2)                           625,000             --      1,817,000              --
                                                         ----------     ----------     ----------     -----------
Net income applicable to shares                           2,164,000      4,591,000      5,824,000      11,234,000
                                                         ==========     ==========     ==========     ===========

Earnings per share                                       $     0.30     $     0.35     $     0.80     $      0.93
                                                         ==========     ==========     ==========     ===========

(1) Pursuant to Staff Accounting Bulletin Topic 4:D, stock options granted and stock issued within one year of the initial public offering have been included in the calculation of weighted average common shares outstanding using the treasury stock method based on an assumed initial public offering price of $12.00 and have been treated as outstanding for all reported periods.

(2) In connection with the Company's initial public offering of Common Stock, the Company exchanged CFR's 14% Senior Subordinated Pay-In-Kind Notes, the Company's 14.5% Subordinated Debentures, the Company's 15% Junior
    Subordinated Debentures, including the unamortized discount, and accrued interest on all such debentures for 2,728,167 shares of Common Stock. For purposes of the computations of earnings per share for 1995, the Company has assumed that the exchange occurred as of January 1, 1994 for 2,090,591 shares of Common Stock.

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